Exhibit 99.1

Renren Announces Renewal of Share Repurchase Program

BEIJING, China, December 26, 2012 — Renren Inc. (NYSE: RENN), a leading real-name social networking internet platform in China (“Renren” or the “Company”), today announced that its board of directors has authorized the renewal of the Company’s share repurchase program dated September 29, 2011 for another 12 months from January 1, 2013 to December 31, 2013. During this 12-month period, Renren is authorized, but not obligated, to repurchase up to US$48.2 million of its American Depositary Shares (“ADSs”), representing the remaining balance of its previously announced share repurchase plan that ended in September this year.

The repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 plans, in privately negotiated transactions, in block trades or other legally permissible ways from time to time depending on market conditions and in accordance with applicable rules and regulations. Renren expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. Renren’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. Renren plans to fund repurchases made under this program from its available cash balance. Under the original share repurchase program of $150 million, the Company had repurchased 24.2 million ADS in total for an aggregate consideration of $101.8 million.

“We remain confident in our ability to execute our long-term strategy of building a sustainable business around mobile-centric social networking. We are on track in executing this strategy, supported by our innate opportunities in online gaming, social commerce, communications and entertainment services. Our healthy balance sheet thus provides us the flexibility to invest in both our future growth and return value to shareholders,” commented Joseph Chen, Chairman and Chief Executive Officer.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”. Renren had approximately 172 million activated users as of September 30, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from Renren’s management in this announcement contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks, uncertainties and other factors that may affect the Company’s results of operations is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com